UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Schmeltz Peggy L.	2. Issuer Name and Ticker or Trading Symbol NAIC Growth Fund, Inc. (GRF)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director _______ 10% Owner _ Officer (give _______ Other (specify title below) below)
(Last) (First) (Middle) 845 Scott Boulevard	3. I.R.S Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####		4. Statement for Month/Day/Year February 21, 2003
(Street) Bowling Green OH 43402			5. If Amendment, Date of Original (Month/Year)			Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3) NAIC Growth Fund, Inc.	2. Trans- action Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	02/21/2003	P		1000	A	9.85
							13980.0000	D
							2000.0000	I	Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of (Over)

information contained in this form are not required to respond SEC 1474 (3-99)

unless the form displays a currently valid OMB-control number.

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- active Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur ities Benef ically Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi cal Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir- ation Date	Title	Amount or Number of Shares

Explanation of Responses:

* Purchase or sale of shares through voluntary cash purchase portion of dividend reinvestment plan and cash purchase plan.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/Peggy L. Schmeltz February 25, 2003

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a) ** Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.